Exhibit 1

Perion Acquires Grow Mobile to Enhance its Mobile Offering

Tel Aviv and San Francisco – June 30, 2014 – Perion Network Ltd. (NASDAQ: PERI) announced today that it has entered into a definitive agreement to acquire Grow Mobile, Inc. Grow Mobile provides an innovative platform for mobile advertising that enables developers to buy, track, optimize, and scale user acquisition campaigns from a single dashboard.

Grow Mobile will become part of Perion Lightspeed, which was recently created to address the advertising needs of mobile app developers, and will enable Perion Lightspeed to provide a more comprehensive technical and platform solution for app developers.

Grow Mobile was founded less than two years ago, and is already profitable. This past year, it managed advertising campaigns in excess of $20 million with triple digit year-over-year top-line growth in the last quarter.

The mobile advertising market is expected to see significant growth in the coming years, however, it remains a nascent market, highly fragmented and inefficient. An app developer seeking to advertise a mobile app today must connect to numerous traffic sources, each with its own stand-alone integration process, tracking systems, and dashboards. Moreover, the developer has to analyze data from each traffic source separately in order to optimize spend and increase reach. Perion Lightspeed and Grow Mobile together provide app developers a one-of-a-kind, comprehensive solution to this problem.

“Acquiring Grow Mobile will accelerate Perion Lightspeed’s time to market, making the vision come to life faster and in a more robust offering,” said Tomer Pascal, General Manager of Perion Lightspeed. “Adding Grow Mobile’s toolset to our development efforts, positions Perion as a leader in mobile distribution platforms, giving app developers powerful and simple tools and access to real-time data and analytics tools, enabling them to thrive and succeed in the mobile space.”

“This agreement is a milestone event for Grow Mobile and we are excited to become part of the Perion team,” added Brendan Lyall, Co-Founder and Chief Executive Officer of Grow Mobile. “Today we are part of something bigger. Together we can yield better results for our clients and invest even more efforts in developing tomorrow’s mobile ad solutions.”

Mr. Lyall, AJ Yeakel and Minglei Xu (the other co-founders), as well as the entire Grow Mobile team, will remain with the Company. Mr. Lyall is the former Head of User Acquisition & Business Development at Storm8.  Mr. Yeakel is the former head of Mobile Marketing and Revenue at Zynga and Mr. Xu was Chief Architect and co-founder of mobile gaming company Wild Needle, prior to being sold to Zynga. Together, they bring to Perion extensive experience and expertise in the mobile ad market.

The initial purchase price is $17 million, of which $10 million in cash and $7 million in equity which will be paid at closing. The total purchase price may reach up to $42 million, with an earn-out component that allows for an additional $25 million in cash and equity to be paid over the next 24 months, contingent upon achieving certain revenue and profit milestones.

Subject to customary closing conditions, the transaction is expected to close early in the third quarter. The acquisition will be funded from cash on hand and management anticipates the acquisition to be accretive to Perion’s 2014 financial results.

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, Perion Lightspeed, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

About Grow Mobile, Inc.

Grow Mobile simplifies the complexity of mobile app advertising, enabling companies to rapidly acquire new customers, increase user engagement and maximize revenue.  The company’s proprietary mobile advertising management platform streamlines the process of buying ads across multiple channels, with an integrated solution suite that delivers sophisticated reports for quickly analyzing results, optimizing performance and increasing ROI.  Grow Mobile is headquartered in San Francisco with offices in New York and is venture-backed by Signia Venture Partners and Bessemer Venture Partners.  For more information, visit www.growmobile.com. Follow us on Twitter @growmobile

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the transaction; risks entailed in integration, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2013. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.